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November 1, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Erin Purnell
Thomas Jones
Kevin Stertzel
Dale Welcome

Re:	Vertical Aerospace Ltd. Registration Statement on Form F-4 Filed on October 8, 2021 CIK No. 0001867102

On behalf of Vertical Aerospace Ltd. (the “Company”), we are hereby submitting an amended Registration Statement on Form F-4 (“Amendment No. 4”). The Company previously submitted a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (the “Commission”) on July 9, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on August 24, 2021 (“Amendment No. 1”), Amendment No. 2 to the Registration Statement on September 20, 2021 (“Amendment No. 2”) and October 8, 2021 (“Amendment No. 3”). Amendment No. 4 has been revised to reflect the Company’s responses to the comment letter with respect to Amendment No. 3 received on October 26, 2021 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3 and page references in the responses refer to Amendment No. 4. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 4.

Questions and Answers about the Proposed Transactions

Q. What are the possible sources and the extent of dilution that Broadstone's shareholders..., page 24

1.	It appears to us that the total shares in the “assuming maximum redemption” column of your table should read 193,833,409. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 25 of Amendment No. 4 in response to the comment.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

November 1, 2021

Notes to the Unaudited Pro Forma Combined Financial Statements

Note 4 - Net Loss per Share, page 178

2.	Please revise your disclosure to address the reason that the shares to be received by the Vertical Option Holders have been excluded from calculation of pro forma EPS. Additionally, please revise your footnote to quantify any outstanding options or warrants that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 184 of Amendment No. 4 in response to the comment.

Vertical's Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 229

3.	Please quantify and more fully discuss Vertical’s current and long-term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 235 and 236 of Amendment No. 4 in response to the comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +1 (405) 933 4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart

of LATHAM & WATKINS LLP

cc:	(via email)
Stephen Fitzpatrick, Vertical Aerospace Ltd.
Vinny Casey, Vertical Aerospace Ltd.
Michael Cervenka, Vertical Aerospace Ltd.
Robbie McLaren, Latham & Watkins (London) LLP
David A. Sakowitz, Winston & Strawn LLP
Michael J. Blankenship, Winston & Strawn LLP
Paul Amiss, Winston & Strawn (London) LLP